

April 8, 2019

Inder Singh
Chief Financial Officer
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, Pennsylvania 19422

> **Re: Unisys Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 4, 2019**
> **Form 8-K Furnished February 12, 2019**
> **File No. 001-08729**

Dear Mr. Singh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Risk Factors, page 10

1. Considering your operations in the United Kingdom ("U.K.") as well as the U.K. pension plan, please tell us what consideration was given to including risk factor disclosure for Brexit.

Notes to Consolidated Financial Statements
Note 1 - Summary of significant accounting policies
Revenue recognition, page 38

2. Please tell us and disclose, if material, the amount of lease revenue that is outside the scope of ASC 606. Refer to ASC 606-10-50-4 (a).

3.   You disclose that for time and materials service contracts and outsourcing contracts you recognize revenue either using an output method or on a straight-line basis. Please tell us which methods are used for the contracts mentioned. Revise to provide a description of the output method used and disclose why the methods noted are a faithful depiction of the transfer of goods or services. Refer to ASC 606-10-50-18.

4.   We note your references to "multiple element" and "multiple deliverable" arrangements. Please remove these references as they are not contemplated in ASC 606.

5.   You disclose that "many" of your contracts have a single performance obligation. Please help us understand the nature of the goods and services transferred in these contracts and provide us with your analysis regarding how you determined that the goods and services in these contracts should be combined. Refer to ASC 606-10-25-19 through 22.

6.   You disclose that you use the "percent discount off of list approach" when estimating standalone selling price. Please explain what this "approach" is, how it is applied and for which performance obligations you use it.

Form 8-K Furnished February 12, 2019

Exhibit 99, page 1

7.   We note you disclose Adjusted EBITDA margin. Please revise throughout your earnings release to disclose, with equal or greater prominence, the most directly corresponding GAAP measure, Net Income margin. Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations. Also, revise to reconcile Adjusted EBITDA margin to the most directly comparable GAAP financial measure as required by Item 10(e)(1)(i) of Regulation S-K.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Christine Dietz, Assistant Chief Accountant at 202-551-3408 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Information Technologies
                                        and Services